Exhibit 4.49

Amarin redraft

27th September

2004

SETTLEMENT AGREEMENT

BY AND BETWEEN

VALEANT PHARMACEUTICALS INTERNATIONAL,

AND

AMARIN CORPORATION PLC

AND

AMARIN PHARMACEUTICALS COMPANY LIMITED

This Settlement Agreement, made as of the 27th day of September 2004, by and between Valeant Pharmaceuticals International (“Valeant”) and Amarin Corporation plc and Amarin Pharmaceuticals Company Limited (together “Amarin”) (Valeant and Amarin collectively referred to as the “Parties”):

WITNESSETH:

WHEREAS, On February 11, 2004 the Parties entered into an Asset Purchase Agreement and on February 25, 2004 the Parties entered into Amendment No. 1 to such Asset Purchase Agreement (as so amended, the “Purchase Agreement”) (capitalized terms used herein and not otherwise defined having the respective meanings assigned to them in the Purchase Agreement);

WHEREAS, the Purchase Agreement provided for, inter alia, the sale by Amarin to Valeant of certain assets including Amarin’s rights to distribute certain pharmaceutical products;

WHEREAS, Section 2.7 of the Purchase Agreement sets forth a procedure and methodology for the preparation of a closing balance sheet;

WHEREAS, a dispute has arisen between the Parties as to whether any payment is required to be made by Amarin to Valeant under Section 2.7 of the Purchase Agreement, or otherwise, based on the closing balance sheet prepared by Valeant or based on the levels of Amarin Product inventory in the sales channel (to include, without limitation, and for the avoidance of doubt the wholesaler and retailer level of the sales chain) (the “CBS Dispute”); and

WHEREAS, the Parties desire to resolve the CBS Dispute, and to settle and dispose of all claims and potential claims between themselves with respect to the CBS Dispute;

NOW, THEREFORE, in consideration of the mutual promises set forth herein and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.                                       Valeant, in consideration of the execution of this Settlement Agreement, and in consummation of the transactions contemplated hereby, on behalf of itself and its administrators, agents, representatives, directors, officers, employees, consultants, affiliates, subsidiaries, attorneys and the successors and assigns of any or all of them (collectively, the “Valeant Releasors”), hereby releases and forever discharges Amarin and its administrators, agents, representatives, directors, officers, employees, consultants, affiliates, subsidiaries, attorneys and the successors and assigns of any or all of them (collectively the “Amarin Releasees”) from any and all accounts, accounts reckonings, actions, agreements, bills, bonds, causes of action, claims, compensation of whatever nature, controversies, costs, covenants, damages, debts, demands, executions, expenses, extents, fees, judgments, liabilities, losses, provisions, rights, suits, sums of money and trespasses whatsoever with respect to the CBS Dispute, whether in law, in equity, or otherwise, whether liquidated or unliquidated, whether known or unknown, suspected or unsuspected, anticipated or unanticipated (collectively, the “Claims”), which any of the Valeant Releasors may now have against the Amarin Releasees or ever had, or which they or any of their respective heirs, executors or administrators, hereafter can, shall or may have, for, upon or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the date of this Settlement Agreement.

2.                                       Amarin in consideration of the execution of this Settlement Agreement, and in consummation of the transactions contemplated hereby, on behalf of itself and its administrators, agents, representatives, employees, directors, officers, consultants, affiliates, subsidiaries, attorneys and the successors and assigns of any or all of them (collectively, the “Amarin Releasors”), hereby releases and forever discharges Valeant and its administrators, agents, representatives, directors, officers, employees, consultants, affiliates, subsidiaries, attorneys and the successors and assigns of any or all of them (collectively the “Valeant Releasees”) from any and all Claims, which any of the Amarin Releasors may now have against the Valeant Releasees or ever had, or which they or any of their respective heirs, executors or administrators, hereafter can, shall or may have, for, upon or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the date of this Settlement Agreement.

3.                                       In consideration for the entering into of this Settlement Agreement the Parties agree that the following amendments shall be made to the Purchase Agreement, namely:

3.1                                 Section 2.2(a) of the Purchase Agreement shall be deleted in its entirety to be replaced by the following:

“Section 2.2(a) The purchase price for the Acquired Assets (the “Purchase Price”) will consist of (i) Thirty-Eight Million U.S. Dollars (U.S. $38,000,000), payable at Closing by the Buyer to the Sellers or to any Third Party at the Sellers’ direction, and (ii) Two Million U.S. Dollars (U.S. $2,000,000), payable on or before November 30, 2004, and (iii) the assumption by Buyer at Closing of the Assumed Liabilities.”

In furtherance of the foregoing, at Amarin’s direction and on Amarin’s behalf, at such time as Valeant pays the $2 million payable to Amarin under Section 2.2(a)(ii), Valeant will pay $1 million of the $2 million directly to Elan.

3.2                                 Sections 11.3(a) and (b) of the Purchase Agreement shall be deleted in their entirety to be replaced by the following:

“11.3                     REDUCTION OF INVENTORY

“(a)            As promptly as reasonably practicable after the execution and delivery of this Agreement, Amarin shall use Best Efforts to enter into inventory repurchase agreements (the “Repurchase Agreements”) with each of Quality King Health Care, Cardinal Distribution, Amerisource Bergen and McKesson Drug Company (collectively, the “Key Wholesalers”) providing for the repurchase by Amarin at its own cost of certain inventory held by such distributors.  The Repurchase Agreements shall be reasonably acceptable to Buyer.  Under the Repurchase Agreements, Amarin shall seek to repurchase the quantities of inventory set forth in Schedule 11.3 hereto (the “Designated Inventory”) at the prices indicated therein; provided, however, that in Amarin’s sole discretion it may repurchase any portion of the Designated Inventory at prices exceeding those set forth in Schedule 11.3, up to a maximum of 10% above the scheduled prices.  To the extent Amarin effects any repurchases at a price higher than that set forth in Schedule 11.3, the quantity of Designated Inventory that Amarin shall seek to repurchase from the relevant Key Wholesaler(s) (as set forth on Schedule 11.3) will be proportionately reduced. Each of the Repurchase Agreements, and the obligations thereunder of Amarin and the respective Key Wholesalers, shall be subject to and conditioned upon the consummation of the Closing under this Agreement (except to the extent any Repurchase Agreements are entered into after the Closing as contemplated in Section 11.3(b) below).  The Repurchase Agreements shall provide that (i) Amarin’s obligation to pay for repurchased inventory shall be subject to confirmation of the receipt and authenticity of the applicable inventory to Amarin’s reasonable satisfaction and (ii) Amarin shall use its Best Efforts to cause any or all repurchased inventory to be destroyed. The Repurchase Agreements shall give Amarin the option of using repurchasing agents or other third parties reasonably acceptable to Buyer to perform any of Amarin’s obligations under this Section 11.3.  Notwithstanding anything herein to the contrary, in no event shall Amarin be required to pay more than Nine Million Three Hundred Thousand Dollars ($9,300,000) in

performing its obligations under this Section 11.3, which limitation shall apply to all costs and expenses incurred by Amarin in effecting the repurchase of Designated Inventory including the costs of repurchase and any administrative fees, third party costs including fees and expenses of any repurchasing agent, and costs of destroying repurchased inventory.

“(b)           Amarin and Buyer acknowledge and agree that the Closing hereunder shall not be contingent on Amarin’s ability to enter into any Repurchase Agreements and the execution of Repurchase Agreements shall not constitute a condition to the obligation of either party to consummate the Closing.  In the event that upon Closing (i) any of the Key Wholesalers has not entered into a Repurchase Agreement providing for the repurchase of Designated Inventory on the terms contemplated herein or (ii) Amarin is otherwise unable to obtain Repurchase Agreements for the repurchase of all or any portion of the Designated Inventory within the price range specified herein, then the parties shall proceed with the Closing (subject to the satisfaction of all applicable conditions set forth in this Agreement), and for a period of 60 days after the Closing Date Amarin shall continue to use its Best Efforts to enter into Repurchase Agreements in a total amount not to exceed Nine Million Three Hundred Thousand Dollars ($9,300,000) with respect to any Designated Inventory not then covered by a Repurchase Agreement.  Upon the expiration of such 60-day period, Amarin’s obligation to effect the Repurchase Agreements under this Section 11.3 shall automatically terminate and Amarin shall have no further obligations whatsoever hereunder (other than its obligations under any Repurchase Agreements then in effect), provided that thereafter Amarin shall pay to Buyer the following amounts:  (i) within twenty (20) days following the expiration of such 60-day period, Amarin shall pay Buyer an amount equal to the difference between (A) Nine Million Three Hundred Thousand Dollars ($9,300,000) and (B) the aggregate amount of costs and expenses incurred by Amarin as of such date in performing its obligations under this Section 11.3.”

3.3                                 Section 11.12(b) of the Purchase Agreement shall be deleted in its entirety to be replaced by the following:

“Section 11.12 (b)  On or before Closing, Amarin shall pay, or provide funds to API to pay, the full amount of rent, additional rent and like amounts payable by API through the end of the current lease term ending August, 2005 under the lease  relating to the New Jersey Facility (the “New Jersey Lease”).”

3.4                                 Exhibit A of the Purchase Agreement shall be deleted in its entirety to be replaced by the following:

“EXHIBIT A

Purchase Price Allocation

Amarin Products and Rights

Zelapar Rights	$10.0 million

Permax® Rights	$18.4 million

PCP Products and Rights	$10.0 million

API Shares	$1.6 million

TOTAL	$40.0 million

4.                                       The Parties agree that, subject to the mutual releases contained herein, all obligations and duties created under the Purchase Agreement which, by their terms, are to be performed after the Closing Date (as defined in the Purchase Agreement) shall remain in full force and effect and such obligations and duties are not altered by the terms of this Settlement Agreement, with the exception of the amendments made to the Purchase Agreement detailed in paragraph 3 above and save as set out in paragraph 5 below.

5.                                       The Parties hereby agree, in consideration of the amendments made to the Purchase Agreement detailed in paragraph 3 above and the mutual releases contained herein, that for the purposes of Section 2.7 of the Purchase Agreement:

5.1                                 the API Adjustment Amount (as defined in the Purchase Agreement) shall be deemed to be zero with no further sum being payable by either of the Parties to the other;

5.2                                 no further action will be necessary from either party in respect of the closing balance sheet mechanism.

6.                                       In consideration of the amendments made to the Purchase Agreement detailed in paragraphs 3 and 5 above and the mutual releases contained herein, the parties hereby further agree that if during the Section 6 Option Period (as defined below), Amarin or any of its affiliates elect to promote, distribute, sell, or otherwise commercialize Miraxion for use in the treatment of huntington’s disease or any other neurological condition or disorder in any Miraxion Territory (as defined below) through or in combination with the efforts of one or more third parties, whether by license, distribution agreement or co-promotion agreement, or otherwise (but for the avoidance of doubt not any form of manufacturing, research and/or development agreement or agreement involving Amarin selling substantially all of its assets or where there is a change of control of Amarin (meaning the ownership of in excess of 50% of the issued share capital of Amarin is acquired by a single entity or entities acting in concert) (together a “Third Party Commercialization”), then Valeant shall have the first right to negotiate with Amarin to exclusively participate in the Third Party Commercialization of Miraxion in that Miraxion Territory as follows:

6.1                                 For purposes hereof, the following terms shall have the following meanings:

(a)                                  “Miraxion Territory” shall mean Canada, the United States and/or any of the countries of the European Union (for which licenses have not already been entered into by Laxdale Limited prior to the date of this Settlement Agreement), or any discrete portion thereof that is separately identified for Third Party Commercialization.

(b)                                 “Section 6 Option Period” shall mean, with respect to each Miraxion Territory, the period commencing on the date of this Settlement Agreement and ending six (6) months after Commercial Launch (as defined below) of Miraxion in the Miraxion Territory.

(c)                                  “Commercial Launch” shall mean, with respect to each Miraxion Territory, the date on which saleable Miraxion product is first available in commercial quantities in the hands of wholesalers for resale in the Miraxion Territory.

6.2                                 Amarin shall provide Valeant with details of the proposed Third Party Commercialization which shall include, in reasonably detailed form, a report on the research and development program to date and a draft heads of agreement setting out the main commercial terms of the proposed Third Party Commercialization (the “Proposal Dossier”).

6.3                                 For a period of 60 days from the date of receipt of the Proposal Dossier (the “Negotiation Period”) Valeant shall then have the exclusive right to negotiate with Amarin with a view to participation with Amarin in the Third Party Commercialization in the manner set out in the Proposal Dossier.  Valeant will notify Amarin in writing of its decision to exercise its right of negotiation within seven (7) days of Valeant’s receipt of Amarin’s Proposal Dossier and upon the receipt of such notification (a “Positive Indication”) the parties shall exclusively negotiate in good faith.

6.4                                 In the event that the Parties fail to execute mutually acceptable formal heads of agreement in respect of such Third Party Commercialization within the Negotiation Period then Amarin may thereafter enter into negotiations and/or agreement with any third party.

6.5                                 Notwithstanding Amarin’s right to negotiate and agree with a third party pursuant to paragraph 6.4 hereof, if Amarin enters into bona fide arms-length heads of agreement with a third party (the “Third Party”) to participate in any Third Party Commercialization and Valeant had previously given a Positive Indication then Valeant shall have the exclusive right, exercisable at any time within 10 Business Days following (i)Amarin’s delivery to Valeant of the terms of the proposed Third Party  heads of agreement in pre-signature form on a no names basis (subject to Valeant entering into such form of confidentiality agreement as Amarin shall reasonably request); and (ii) Amarin’s delivery toa nominated and reputable firm of lawyers and/or accountants of Valeant’s choice and to Amarin’s reasonable satisfaction (the “Verifier”) of reasonably full evidence of the bona fides of such Third Party’s heads of agreement including, without limitation the Third Party’s identity (subject to the Verifier entering into such form of confidentiality agreement as Amarin shall reasonably request) , to pre-empt the Third Party and participate in the Third Party Commercialization on the terms agreed to by Amarin and the Third Party in the heads of agreement.  If Valeant does not notify Amarin in writing of its election to participate in the Third Party Commercialization within such 10-day period, Valeant shall be deemed to have elected not to participate, and Amarin shall thereafter be free to consummate its agreement with such Third Party on terms which are not materially worse to Amarin than those set forth in the heads of agreement. If Valeant notifies Amarin in writing of its election to participate in the Third Party Commercialization within such 10-day period,Valeant and Amarin shall, acting in good faith, seek to consummate such transaction as soon as is reasonably practicable thereafter. Valeant shall within 10 Business Days from the date of such consummation additionally pay to Amarin a non-refundable sum of $500,000 by way of a break up fee and Amarin shall promptly pay all of the Third Party’s verifiable and vouched for out of pocket costs and expenses incurred in its due diligence on the Third Party Commercialization up to the level of $500,000.

6.6                                 In the event that Amarin sells substantially all of its assets or there is a change of control of Amarin (meaning the ownership of in excess of 50% of the issued share capital of Amarin is acquired by a single entity or entities acting in concert) then Amarin shall require its successor to assume and be bound by this Settlement Agreement, including this paragraph 6.

7.                                       This Settlement Agreement is conditional upon the receipt of the consent required by Amarin pursuant to Section 7.3 of the debenture entered into on August 4, 2003 (as amended) between Amarin and Elan Corporation plc (the “Debenture”) (and any lawful assignees or successors in title of those Elan group companies set out in  Schedule 1 to the Debenture).  If such condition is not fulfilled on or before October 7, 2004, this Settlement Agreement (save for paragraph 17) shall be void and shall have no further force (to include, without limitation, and for avoidance of doubt, paragraph 16).

8.                                       In connection with the foregoing:

8.1                                 The Parties acknowledge that they are each represented by legal counsel of their own choosing in connection with this Settlement Agreement, have read this

Settlement Agreement and understand the terms used herein.  The Parties also acknowledge that they have had the opportunity to:

(i)                             investigate the terms of this Settlement Agreement; and

(ii)                          determine the advisability of entering into this Settlement Agreement; and in consequence of the foregoing, have voluntarily entered into this Settlement Agreement intending to be bound by the terms and provisions hereof.

8.2                                 The Parties understand and agree that this is a full and final release of the Claims, and the Parties hereby knowingly and voluntarily waive any and all rights or benefits which they may have had, may now have or in the future may have under the terms of Section 1542 of the California Civil Code, which provides as follows:

“A general release does not extend to claims which a creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

The Parties understand that Section 1542 gives them the right not to release existing claims of which they are not now aware, but they voluntarily choose to waive their right in making this settlement.

8.3                                 The Parties understand and agree that the waivers and releases set forth in this Agreement do not apply to any claims, obligations, rights or duties arising under this Settlement Agreement.

8.4                                 Each of the Parties hereby warrants and represents on behalf of itself and the Amarin Releasors (in the case of Amarin) and the Valeant Releasors (in the case of Valeant) that as the date of this Settlement Agreement they are not aware of any accounts, accounts reckonings, actions, agreements, bills, bonds, causes of action, claims, compensation of whatever nature, controversies, costs, covenants, damages, debts, demands, executions, expenses, extents, fees, judgments, liabilities, losses, provisions, rights, suits, sums of money and trespasses whatsoever, whether in law, in equity, or otherwise, whether liquidated or unliquidated, whether known or unknown, suspected or unsuspected, anticipated or unanticipated claims against the other save for any Claim arising in respect of the CBS Dispute.

9.                                       The Parties acknowledge and agree that they have the full right and authority to enter into and perform this Settlement Agreement and this Settlement Agreement has been duly executed on behalf of each undersigned entity.

10.                                 The Parties acknowledge and agree that they are not relying on any representations or promises that are not set forth in writing in this Settlement Agreement.  The Parties also acknowledge and agree that this Settlement Agreement constitutes:

10.1                           their complete and final agreement on the subject matter thereof and that it supersedes all prior or contemporaneous understandings or agreements (oral or written) between the Parties with respect to the subject matter hereof;

10.2                           is not intended to confer upon any person or entity other than the Parties any rights or remedies hereunder; and

10.3                           is binding upon each of the party’s respective heirs, executors, administrators, successors and assigns; and

the Parties further acknowledge and agree that this Settlement Agreement shall not be changed, modified, supplemented, amended or rescinded except by written instrument and executed by the Parties hereto.

11.                                 The Parties agree and acknowledge that this Settlement Agreement has been and shall be construed to have been drafted mutually by the Parties.  This Settlement Agreement shall not be construed more strictly against one party or group of parties than against another, it being recognized that, because this Settlement Agreement resulted from arms’-length negotiations, the Parties have contributed substantially and materially to the documentation of its terms and conditions.

12.                                 In the event any portion of this Settlement Agreement is determined to be invalid or unenforceable by a court of competent jurisdiction, the Parties agree that the validity or enforceability of the remaining provisions shall not be affected and all remaining provisions shall be enforced to the fullest extent permitted by law.

13.                                 This Settlement Agreement shall be binding upon and inure to the benefit of each of the Parties and their respective administrators, agents, representatives, directors, officers, employees, consultants, affiliates, subsidiaries, attorneys and the successors and assigns of any or all of them.

14.                                 The Parties each covenant, represent and warrant that they have not assigned, conveyed, disposed, encumbered, sold or otherwise transferred any claim or demand released and discharged by this Settlement Agreement.

15.                                 The Parties agree not to make any disparaging or derogatory statements regarding any other party.  It shall not be a breach of this Settlement Agreement for any party to testify truthfully in any judicial or administrative proceeding, or to make factually accurate statements in legal or public filings or otherwise.

16.                                 The Parties acknowledge and agree that this Settlement Agreement is entered into solely for the purpose of avoiding the burdens, inconveniences and expenses that litigating would have on the Parties.  This Settlement Agreement, or the payment of any sum in connection herewith, is not, and should not be construed as an admission of any wrongdoing or liability whatsoever on behalf of any party hereto, each of whom expressly denies any wrongdoing or liability. The Parties further acknowledge and agree that neither this Settlement Agreement nor the negotiations of the Parties preceding this Settlement Agreement or the fact of its execution may be used as a finding of fact or offered as evidence by one party against the other in any fashion, whether as an admission or evidence of any wrongdoing or liability or otherwise, or in any proceeding whatsoever, for any purposes, except pursuant to any dispute involving claims directly arising under the express terms of this Settlement Agreement.

17.                                 This Settlement Agreement shall be governed, construed and enforced in accordance with the laws of the State of California, without regard to principles of conflicts of law.  The Parties acknowledge and agree that any action commenced to enforce the terms of this Settlement Agreement shall be filed in the courts of the State of California in Orange County, or, if a Party has or can acquire jurisdiction, in the United States District Court for the Southern District of California.

18.                                 This Settlement Agreement may be executed and delivered in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.  This Settlement Agreement may be executed by facsimile.

IN WITNESS WHEREOF, the Parties hereto have caused this Settlement Agreement to be       duly executed as of the date set forth above.

VALEANT PHARMACEUTICALS INTERNATIONAL

By:
Name:
Title:

AMARIN CORPORATION PLC

By:
Name:
Title:

AMARIN PHARMACEUTICALS COMPANY LIMITED

By:
Name:
Title:

ACKNOWLEDGED AND APPROVED

THIS           DAY OF                          , 200

ELAN CORPORATION PLC (or any lawful assignees
or successors in title of those Elan group companies set
out in Schedule 1 to the Debenture)

By:
Name:
Title: